August 22, 2019

Yimeng Shi
Chief Financial Officer
uCloudlink Group Inc.
Room 2118-2119, 21/F, One Pacific Centre
414 Kwun Tong Road, Kwun Ton
Kowloon, Hong Kong

       Re: uCloudlink Group Inc.
           Amendment No. 3 to
           Draft Registration Statement on Form F-1
           Submitted August 15, 2019
           CIK No. 0001775898

Dear Mr. Shi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

General

1. We note your presentation of certain key metrics at the forepart of the registration statement. Please revise to balance your presentation of revenue growth with a measure of income, such as net income/loss.
 Yimeng Shi
FirstName LastNameYimeng Shi
uCloudlink Group Inc.
Comapany NameuCloudlink Group Inc.
August 22, 2019
Page 2
August 22, 2019 Page 2
FirstName LastName
Notes to Unaudited Interim Condensed Consolidated Financial Statements
22. Commitments and contingencies, page F-73

2. We note that a complaint was filed by SIMO Holding Inc. (SIMO) in the United States
         District Court for the Southern District of New York, alleging patent infringements. You disclose that, "the trial judge delivered a final judgement in June 2019, and the Group estimates that the maximum amount of loss in an unfavorable outcome will be approximately US$8.5 million. The Group intends to file an appeal of the court ruling in the United States Court of Appeals for the Federal Circuit." You further state that, "The
         Group is unable, however, to predict the outcome of these proceedings given their current status and no accrual has been recorded by the Group as of June 30, 2019 in respect of these proceedings." We understand that you intend to appeal the verdict; however, it is unclear to us why you cannot estimate an accrual based on the current final judgement against you. Please clarify or revise accordingly.
        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney-Adviser, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Telecommunications
cc:      Z. Julie Gao